Exhibit 4.6

NOTATION OF GUARANTEE

For value received, Forbes Energy Services Ltd. (the “New Parent”) has unconditionally guaranteed, to the extent set forth in and subject to the provisions of that certain Indenture dated as of February 12, 2008 (the “Indenture”), among Forbes Energy Services LLC, a Delaware limited liability company, Forbes Energy Capital Inc., a Delaware corporation (collectively, the “Issuers”), the Guarantors party thereto (the “Guarantors”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), and that certain Supplemental Indenture dated as of May 29, 2008, among the New Parent, the Issuers, the Guarantors and the Trustee, (a) the due and punctual payment of the principal of, premium, if any, and interest on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Guarantee and the Indenture, and the limitations thereon, are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

FORBES ENERGY SERVICES LTD., as a Guarantor

By:	/s/ L. Melvin Cooper
Name:	L. Melvin Cooper
Title:	Senior Vice President and Chief Financial Officer